Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of 890 5th Avenue Partners, Inc. (the “Company”) on Amendment No. 3 to Form S-1, File No. 333-251650, of our report dated November 3, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of 890 5th Avenue Partners, Inc. as of October 15, 2020 and for the period from September 9, 2020 (inception) through October 15, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 11, 2021